BY EDGAR

July 20, 2012

Mr. Rufus Decker
Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4631
100 F Street N.E.
Washington, D.C.  20549

RE:	SeaCube Container Leasing Ltd.
Form 10-K for the Year Ended December 31, 2011
Filed March 2, 2012
Form 10-Q for the Period Ended March 31, 2012
Filed May 8, 2012
Definitive Proxy Statement on Schedule 14A
Filed April 12, 2012
File No. 1-34931

Dear Mr. Decker:

We acknowledge receipt of the Staff’s letter to SeaCube Container Leasing Ltd., dated July 10, 2012, regarding the above-referenced filings.  Pursuant to your telephone conversation with Andrew Brady, counsel at Skadden, Arps, Slate, Meagher & Flom, LLP, on July 19, 2012, this letter is to confirm SeaCube’s request for an extension to respond to the Staff’s letter and the Staff’s grant of such an extension to August 7, 2012.

Please contact the undersigned at 201-949-2022 should you require further information or have any questions.  Thank you for your consideration.

Very truly yours,

/s/ Stephen P. Bishop

Stephen P. Bishop
Chief Financial Officer
SeaCube Container Leasing Ltd.

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